09057513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 25 2009

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 0[illegible]

8-40970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baxter Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 424
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald F. Rohe 561-395-2155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coats and Associates, P.A.
(Name – *if individual, state last, first, middle name*)

5200 NW 33rd Avenue (Address) Ft. Lauderdale, (City) FL (State) 33309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald F. Rohe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baxter Financial Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Ronald F. Rohe
Signature

Chief Operating Officer
Title

Diane M. S 2/24/09
Notary Public

DIANE M. SARRO
MY COMMISSION # DD 496183
EXPIRES: April 2, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baxter Financial Corporation

Financial Report

December 31, 2008

Baxter Financial Corporation
Financial Report

Table of Contents

Independent Auditor's Report	1
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Schedule I-Reconciliation of Net Capital	6
Statement of Reserve Requirements and Possession or Control Requirements Pursuant to SEC Rule 15c3-3	7
Notes to Financial Statements	8-10

Coats & Associates, P.A.
Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 214
Fort Lauderdale, FL 33060
954-731-0011

Jesse F. Coats, C.P.A.

Independent Auditor's Report

January 30, 2009

To the Board of Directors
Baxter Financial Corporation
Boca Raton, Florida

We have audited the accompanying balance sheet of Baxter Financial Corporation as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baxter Financial Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 6, and the statement on page 7, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rules 17a-5 and 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coats & Associates, P.A.

Coats & Associates, P.A.

Baxter Financial Corporation
Balance Sheet
December 31, 2008

ASSETS	
Current Assets:	
Cash	$ 326,937
Fees Receivable	55,717
Prepaid Expenses	3,982
Total Current Assets	386,636
Other Assets:	
Intangible Assets (Net of Accumulated Amortization of $1,340,326)	-
Total Assets	$ 386,636
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accounts Payable	$ 8,319
Stockholder's Equity:	
Common Stock-$.01 Par Value, 1000 Shares Authorized, 50 Shares Issued and Outstanding, and Additional Paid-in-Capital	378,317
Total Liabilities and Stockholder's Equity	$ 386,636

See accompanying notes.

Baxter Financial Corporation
Statement of Income
Year Ended December 31, 2008

Income	
Fees	$ 824,203
Operating Expenses	
Advertising & Promotion	1,971
Amortization	35,401
Commission	543
Insurance	24,160
Licenses & Taxes	498
Office Expenses	12,620
Payroll Taxes	25,539
Printing & Postage	3,130
Professional Fees	130,331
Rent	71,904
Salaries	313,585
Storage	3,823
Subscriptions	3,642
Telephone	13,288
Utilities	1,237
Travel & Entertainment	19,708
Total Operating Expenses	661,380
Income From Operations	162,823
Other Income	
Interest Income	3,062
Net Income	$ 165,885

See accompanying notes.

Baxter Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2007	$ 5	$ 606,028	$ (251,169)	$ 354,864
Net Income			165,884	165,884
Stockholder Distributions			(142,431)	(142,431)
Balance at December 31, 2008	$ 5	$ 606,028	$ (227,716)	$ 378,317

See accompanying notes.

Baxter Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows Provided by Operating Activities:		
Cash Received From Customers	$	849,509
Cash Paid to Suppliers and Employees		(620,531)
Interest Income Received		3,062
Net Cash Provided by Operating Activities		232,040
Cash Flows Applied to Financing Activities:		
Stockholder Distributions		(142,431)
Cash Flows From Investing Activities:		-
Net Decrease in Cash		89,609
Cash at Beginning of Year		237,328
Cash at End of Year	$	326,937

Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$	165,884
Depreciation and Amortization		35,401
Decrease in Accounts Payable		(218)
Decrease in Accounts Receivable		25,307
Decrease in Prepaid Expenses		5,666
Net Cash Provided by Operating Activities	$	232,040

See accompanying notes.

Baxter Financial Corporation
Schedule I-Reconciliation of the Audited Computation of Net Capital to the Unaudited FOCUS Part II A
December 31, 2008

Ownership equity per audited financial statements	$ 378,317
Less non-allowable assets	23,168
Net capital per audited financial statements	$ 355,149
Net capital per unaudited FOCUS Part II A	$ 355,149

See accompanying notes.

Baxter Financial Corporation
Statement of Reserve Requirements and Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2008

The Company is exempt from the reserve requirements and information relating to the possession or control requirements under rule 15c3-3 paragraph k(2)(i). The Company carries no margin accounts; promptly transmits all customer funds; and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Baxter Financial Corporation".

See accompanying notes.

Note 1 Summary of Significant Accounting Policies

Nature of Business

Baxter Financial Corporation was incorporated on September 26, 1988, under the laws of the State of Florida. The corporation was organized to provide investment management and advisory services to registered investment companies and others.

Revenues

The Company provides investment advisory and administrative services (see Note 2) to Philadelphia Fund, Inc., and Eagle Growth Shares, Inc., for an annual fee. The fee, paid monthly, is based on the month-end net asset value of the funds.

Amortization

Intangible assets are amortized on a straight-line basis over 3 and 20 years. (See Note 3)

Depreciation

Office furniture and equipment is depreciated using accelerated methods over the estimated useful lives of 5 and 7 years.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on the Company's adjusted net income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 Distribution Plan

The Philadelphia Fund, Inc. has adopted an amended distribution plan with the Company pursuant to Rule 12b-1 of the Investment Company Act of 1940, which permits the use of fund assets to pay for expenses of distributing shares of the fund. The plan provides that the fund may make payment to the Company in an amount not greater than ½ of 1% of the average net asset value of the fund calculated monthly. A component of the 12b-1 fee (1/4 of 1% of the fund's average net assets) may be used to pay for shareholder services, which includes advice and information regarding share accounts, applications, use of the prototype retirement plans of the fund, and assistance with questions or problems regarding the fund's transfer agent, as well as other information and services.

The remainder of the 12b-1 income may be used to pay brokers and dealers for distribution, advertising, registration, and promotional expenses associated with the sale of fund shares. For the year ended December 31, 2008, included in revenue is $99,867 associated with this distribution plan. (See Note 5)

Note 3 Intangible Assets

Intangible assets consist of the following:

	Cost	Amortization	Life
Investment advisory rights	$ 650,000	$ 616,146	20 Years
Covenant not to compete	650,000	650,000	3 Years
Organization costs	40,326	38,779	20 Years
	$ 1,340,326	$ 1,340,326	

Note 4 Operating Lease

The Company leases office space on a month-to-month basis. Rent includes the base rent, common area maintenance, and sales tax. The monthly rent and common area maintenance for the year ended December 31, 2008, was $ 71,904.

Note 5 Major Source Of Income

The Company's sole stockholder and chief executive officer is also the president and director of the Philadelphia Fund, Inc. Income is derived pursuant to an Investment Advisory Agreement, which was entered into on January 1, 1989, and the Amended Distribution Plan (more fully described in Note 2). These agreements are subject to renewal on an annual basis by a majority vote of the Board of Directors of the Philadelphia Fund, Inc. The current agreements are in effect through March 31, 2009. For the year ended December 31, 2008, approximately 92% of total revenues were attributed to the Philadelphia Fund, Inc.

Coats & Associates, P.A.

Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 214
Fort Lauderdale, Florida 33309
Jesse F. Coats, C.P.A. 954-731-0011

To The Board of Directors
Baxter Financial Corporation

In planning and performing our audit of the financial statements of Baxter Financial Corporation as of and for the year ended December 31, 2008, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operations that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Coats & Associates, P.A.

Coats & Associates, P.A.

January 30, 2009